Exhibit 99.1

Date: March 31, 2021	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: GREAT PANTHER MINING LIMITED
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	April 26, 2021
Record Date for Voting (if applicable):	April 26, 2021
Beneficial Ownership Determination Date:	April 26, 2021
Meeting Date:	June 09, 2021
Meeting Location (if available):	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON	39115V101	CA39115V1013
Sincerely, Computershare Agent for GREAT PANTHER MINING LIMITED